UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel: +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of the Extraordinary Meeting

On March 24, 2025, Procaps Group, S.A. (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary Meeting”). The Company’s shareholders approved and adopted all matters submitted to them at the Extraordinary Meeting as further described below.

1.	Disclosure of conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended and article 22 of the Company’s consolidated articles of association as of December 16, 2024 (the “Articles”)

No vote was required on this item of the agenda.

The Extraordinary Meeting acknowledged the following (potential, as applicable) conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended (the “Law”) and article 22 of the Articles.

(1)	Approval of certain new funding arrangements for the benefit of the Company by certain shareholders of the Company together with certain related affiliated transactions carried out by the Company acting in its own name and on its own behalf or in its capacity as shareholder of affiliated entities.

It was reported in the November 27, 2024 minutes of the board of directors of the Company (the “Board of Directors” and each a “Director”) that Mr. Alberto Eguiguren Correa and Mr. Jose Minski had a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

i.	the additional funding provided to the Company in the form of up to two convertible notes, the first having a principal amount of USD 20,000,000 and the second having a principal amount of USD 20,000,000 (the “Convertible Notes”), convertible into (i) ordinary shares of the Company and (ii) a warrant to be issued by the Company, such convertible notes having been subscribed by Hoche Partners Pharma Holding S.A.;

ii.	the termination of the Company’s nomination agreement, dated as of September 29, 2021;

iii.	the letter agreement relating to the transfer, contribution and waiver of any claims held by Olvi Investment Limited against the Company under a junior unsecured subordinated promissory note in the principal amount of USD 5,000,000;

iv.	the letter agreement pursuant to which an affiliate of the majority controlling group, Originates, Inc., shall agree to discount, reduce and cancel USD 2,200,000 of accounts payable owed to it by Procaps, S.A.;

v.	the termination and release framework agreement and the mutual release and non-disparagement agreements, each entered into by and between, inter alia, certain shareholders of the Company and the Company;

vi.	certain transactions and transaction agreements connected to certain affiliated entities of the Company in Venezuela, including for instance, an intellectual property transfer agreement, a product supply agreement (Contrato Suministro de Productos), a pharmacovigilance agreement (Acuerdo de Farmacovigilancia) and a quality agreement (Acuerdo de Calidad).

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alberto Eguiguren Correa and Mr. Jose Minski refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted by a majority vote of the directors present or represented at such meeting (the “Majority Requirement”).

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(2)	Consideration of certain non-binding offers from potential investors to provide additional funding to the Company.

It was reported in the December 11, 2024 minutes of the Board of Directors that Mr. Jose Minski and Mr. Alberto Eguiguren Correa had a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

i.	discussion and consideration of a non-binding proposal from a potential investor to provide funding to the Company; and

ii.	approval of continuing negotiations with potential third-party investors to be led by Mr. Jose Minski, preferably accompanied by Mr. David Yanovich, due to his experience in investment banking, on the best possible terms for the Company.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alberto Eguiguren Correa and Mr. Jose Minski refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted in accordance with the Majority Requirement.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(3)	Consideration of certain non-binding offers from potential investors to provide additional funding to the Company and other matters.

It was reported in the January 31, 2025 minutes of the Board of Directors that Mr. Alejandro Weinstein, Mr. Nicolas Weinstein and Mr. Alberto Eguiguren Correa had a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

i.	discussions on granting Hoche Partners Pharma Holding S.A. (“Hoche”) most favored nation (MFN) status for the purpose of adjusting the conversion price of the Convertible Notes (and the exercise price of the warrant to be issued upon conversion of the Convertible Notes) to match the price at which other investors invest in the Company;

ii.	approval of negotiating with potential investors who submitted non-binding offers to provide funding to the Company, in order to attempt to reach a binding agreement, subject to the Company and such potential investors agreeing on definitive binding agreements under the best possible conditions for the Company; and

iii.	approval of extending a formal outreach to all potential investors that participated in the capital raise process and that signed non-disclosure agreements.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alberto Eguiguren Correa, Mr. Alejandro Weinstein and Mr. Nicolas Weinstein refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted in accordance with the Majority Requirement.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(4)	Approval of general terms included in non-binding offers from potential investors to provide additional funding to the Company.

It was reported in the February 2, 2025 minutes of the Board of Directors that Mr. Alejandro Weinstein, Mr. Nicolas Weinstein and Mr. Alberto Eguiguren Correa had a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

i.	discussions and approval of general terms (including economic terms) of non-binding offers from potential investors introduced by Hoche to provide additional funding to the Company, subject to the Company and such potential investors agreeing on definitive binding agreements under the best possible conditions for the Company;

ii.	discussions and approval of general terms (including economic terms) of non-binding offer presented by another investor unrelated to the investors introduced by Hoche; and

iii.	discussions to authorise management and certain members of the board to have broad powers to negotiate the offers with the investors under the best possible conditions for the Company.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alberto Eguiguren Correa, Mr. Nicolas Weinstein, and Mr. Alejandro Weinstein refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted in accordance with the Majority Requirement.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(5)	Approval of general terms included in subsequent non-binding offers from two potential investors to provide additional funding to the Company.

It was reported in the February 6, 2025 minutes of the Board of Directors that Mr. Alberto Eguiguren Correa acting in his own name and on behalf of Mr. Alejandro Weinstein had a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

i.	discussions and approval of general terms (including economic terms) of a second non-binding equity investment offer submitted by two potential investors aligned with Hoche, subject to the Company and such potential investors agreeing on definitive binding agreements under the best possible conditions for the Company; and

ii.	discussion and vote on the approval any other investment offers that may be received from potential investors prior to the meeting of the Board of Directors, subject to the Company and such potential investors agreeing on definitive binding agreements under the best possible conditions for the Company.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alberto Eguiguren Correa and Mr. Alejandro Weinstein refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted in accordance with the Majority Requirement.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(6)	Approval of potential offers from investors.

It was reported in the February 11, 2025 minutes of the Board of Directors that Mr. Alberto Eguiguren Correa, Mr. Alejandro Weinstein and Mr. Nicolas Weinstein had a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

i.	discussion and vote on the approval any other investment offers that may be received from potential investors prior to the meeting of the Board of Directors, subject to the Company and such investors agreeing on definitive binding agreements under the best possible conditions for the Company.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alberto Eguiguren Correa, Mr. Alejandro Weinstein and Mr. Nicolas Weinstein refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted in accordance with the Majority Requirement.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

2.	Confirmation of the mandate of Mr. Jorddy Antonio Perez Galindo in replacement of Mr. David Yanovich as of January 10, 2025 by way of co-option.

At the Extraordinary Meeting, the shareholders resolved to confirm the mandate as member of the Board of Directors of Mr. Jorddy Antonio Perez Galindo in replacement of Mr. David Yanovich, with effect as of January 10, 2025 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. David Yanovich).

3.	Confirmation of the mandate of Mr. Roberto Albisetti in replacement of Mr. Jose Minski as of January 17, 2025 by way of co-option.

At the Extraordinary Meeting, the shareholders resolved to confirm the mandate as member of the Board of Directors of Mr. Roberto Albisetti in replacement of Mr. Jose Minski, with effect as of January 17, 2025 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. Jose Minski).

4.	Decision to:

(i) increase the authorised share capital amount of the Company from its current amount of six million eight hundred seventy-one thousand seven hundred fifty-eight United States Dollar and seventeen cent (USD 6,871,758.17) to an amount of twenty-four million eight hundred seventy-one thousand seven hundred fifty-eight United States Dollar and seventeen cent (USD 24,871,758.17) and the related number of ordinary shares that may be issued in such respect from its current amount of six hundred eighty-seven million one hundred seventy-five thousand eight hundred seventeen (687,175,817) to two billion four hundred eighty-seven million one hundred seventy-five thousand eight hundred seventeen (2,487,175,817);

(ii) extend to the new authorised share capital amount the authorisation granted to the board of directors or the sole director (as applicable) of the Company by virtue of an extraordinary general meeting held on September 28, 2021 to carry out capital increases within the limit of the authorised capital of the Company, by removing or limiting the preferential subscription rights of the existing shareholders of the Company in case of issue against payment in cash of ordinary shares, warrants (which may be separate or attached to ordinary shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, within the framework of the authorised share capital of the Company;

(iii) approve the report of the board of directors of the Company pursuant to article 420-26 of the law of August 10, 1915 on commercial companies, as amended relating to the possibility of the board of directors of the Company to remove or limit the preferential subscription right of the existing shareholders of the Company in case of issue against payment in cash of ordinary shares, warrants (which may be separate or attached to ordinary shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, within the framework of the authorised share capital of the Company, such report being issued in connection with the contemplated increase of the authorised share capital amount of the Company and the related number of ordinary shares that may be issued in such respect and related extension under item (ii) above; and

(iv) subsequently amend article 6.1 of the articles of association of the Company so that it shall read as follows:

“6.1 The authorised capital, excluding the share capital, is set at twenty-four million eight hundred seventy-one thousand seven hundred fifty-eight United States Dollar and seventeen cent (USD 24,871,758.17), consisting of two billion four hundred eighty-seven million one hundred seventy-five thousand eight hundred seventeen (2,487,175,817) Ordinary Shares. During a period of five (5) years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorised capital pursuant to this article, the board of directors is hereby authorised and empowered within the limits of the authorised capital to (i) realise for any reason whatsoever including, any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to Ordinary Shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments (the “Share Rights”) as well as (b) new Ordinary Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on the Company, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Ordinary Shares; and (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Ordinary Shares, warrants (which may be separate or attached to Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments. The Ordinary Shares to be issued upon exercise of any Share Rights may be issued beyond the aforementioned authorised capital period of five (5) years as long as the Share Rights were issued within the relevant aforementioned authorised capital period of five (5) years.”

At the Extraordinary Meeting, the shareholders resolved to:

(i)	increase the authorised share capital amount of the Company from its current amount of six million eight hundred seventy-one thousand seven hundred fifty-eight United States Dollar and seventeen cent (USD 6,871,758.17) to an amount of twenty-four million eight hundred seventy-one thousand seven hundred fifty-eight United States Dollar and seventeen cent (USD 24,871,758.17) and the related number of ordinary shares that may be issued in such respect from its current amount of six hundred eighty-seven million one hundred seventy-five thousand eight hundred seventeen (687,175,817) to two billion four hundred eighty-seven million one hundred seventy-five thousand eight hundred seventeen (2,487,175,817);

(ii)	extend to the new authorised share capital amount the authorisation granted to the board of directors or the sole director (as applicable) of the Company by virtue of an extraordinary general meeting held on September 28, 2021 to carry out capital increases within the limit of the authorised capital of the Company, by removing or limiting the preferential subscription rights of the existing shareholders of the Company in case of issue against payment in cash of ordinary shares, warrants (which may be separate or attached to ordinary shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, within the framework of the authorised share capital of the Company;

(iii)	approve the report of the Board of Directors pursuant to article 420-26 of the Law relating to the possibility of the Board of Directors to remove or limit the preferential subscription right of the existing shareholders of the Company in case of issue against payment in cash of ordinary shares, warrants (which may be separate or attached to ordinary shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, within the framework of the authorised share capital of the Company, such report being issued in connection with the contemplated increase of the authorised share capital amount of the Company and the related number of ordinary shares that may be issued in such respect and related extension under item (ii) above; and

(iv)	subsequently amend article 6.1 of the articles of association of the Company so that it shall read as follows:

“6.1 The authorised capital, excluding the share capital, is set at twenty-four million eight hundred seventy-one thousand seven hundred fifty-eight United States Dollar and seventeen cent (USD 24,871,758.17), consisting of two billion four hundred eighty-seven million one hundred seventy-five thousand eight hundred seventeen (2,487,175,817) Ordinary Shares. During a period of five (5) years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorised capital pursuant to this article, the board of directors is hereby authorised and empowered within the limits of the authorised capital to (i) realise for any reason whatsoever including, any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to Ordinary Shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments (the “Share Rights”) as well as (b) new Ordinary Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on the Company, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Ordinary Shares; and (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Ordinary Shares, warrants (which may be separate or attached to Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments. The Ordinary Shares to be issued upon exercise of any Share Rights may be issued beyond the aforementioned authorised capital period of five (5) years as long as the Share Rights were issued within the relevant aforementioned authorised capital period of five (5) years.”

5.	Ratification of the remuneration paid to the various members of the board of directors of the Company from January 1, 2024 until December 31, 2024.

At the Extraordinary Meeting, the shareholders resolved to ratify the remuneration paid to the members of the Board of Directors from time to time in office from January 1, 2024 until December 31, 2024 as follows: each director in office from time to time has received a net remuneration of USD 56,000 p.a.

6.	Delegation of powers.

At the Extraordinary Meeting, the shareholders resolved to authorize any Director and/or any lawyer or employee of Arendt & Medernach S.A., any employee of Arendt Investor Services S.A., as well as any employee or clerk of the instrumenting Luxembourg notary, all professionally residing in the Grand Duchy of Luxembourg, each acting individually and with full power of substitution, to arrange (i) for any filing with the Luxembourg Trade and Companies Register that may be required in connection with the preceding resolutions and (ii) for any publication on the Recueil électronique des sociétés et associations that may be required in connection with the preceding resolutions.

The information contained in this section is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Consolidated Articles of Association of the Company, as of March 24, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Melissa Angelini
Name:	Melissa Angelini
Title:	Interim Co-Chief Executive Officer

By:	/s/ Camilo Camacho
Name:	Camilo Camacho
Title:	Interim Co-Chief Executive Officer

Dated: March 25, 2025